EXHIBIT 21.1

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization

ServiceNow Delaware LLC	Delaware

SN Europe CV	Bermuda

ServiceNow Canada Inc.	Canada

ServiceNow Nederland BV	Netherlands

Service-now.com GmbH	Germany

Service-now.com UK Ltd	United Kingdom

ServiceNow Denmark ApS	Denmark

ServiceNow France SAS	France

ServiceNow Australia Pty Ltd	Australia

ServiceNow Switzerland CmbH	Switzerland

ServiceNow Sweden AB	Sweden